January 17, 2018

Submitted on EDGAR as "CORRESP"

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Craft Brew Alliance, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 16, 2017
File No. 0-26542

Dear Mr. Decker:

Craft Brew Alliance, Inc. (“CBA” or the “Company”) has received your follow-up letter dated December 18, 2017 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10-K for the year ended December 31, 2016. CBA understands the importance of providing full and transparent disclosures in its filings pursuant to the Securities Exchange Act of 1934 and appreciates this feedback from the Staff. For the Staff’s convenience, the comments in your December 18, 2017 letter are repeated below, followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 17. Related Party Transactions
International Distribution Agreement, page 63

SEC COMMENT:

1.
We have considered your response to our comment. Upon further review we noted that, concurrent with the date of the International Distribution Agreement, you also executed Amendment No. 3 to the Amended and Restated Master Distributor Agreement, Amendment No. 1 to the Amended and Restated Exchange and Recapitalization Agreement, and a Contract Brewing Agreement with the same counterparty. Please discuss the business purposes for each of these agreements. Within this discussion, explain your consideration of whether these agreements (or amendments) were executed in contemplation of each other and any related accounting consequences.

CBA RESPONSE:

The business purpose of each agreement referenced above, that we entered into with Anheuser-Busch, LLC, and its affiliates (“AB” or “ABI”), is as follows:

•
Amendment No. 3 to the Amended and Restated Master Distributor Agreement: The business purpose of the amendment to this agreement is to assure the extension of the term of the agreement for an additional 10 years and to reduce the per-barrel fees paid to AB for domestic distribution of CBA product during the extended term. Under the existing contract terms, AB, upon its unilateral extension of the term of the agreement for an additional 10 years, was entitled to a fee increase that would have exceeded fees otherwise available to CBA in the competitive market. Renegotiation of this agreement maintains competitive market economics for CBA with AB as our domestic distributor.

•
Amendment No. 1 to the Amended and Restated Exchange and Recapitalization Agreement: The business purpose of the amendment to this agreement is to revise the contractual rights granted to AB in connection with its acceptance of CBA common stock in exchange for preferred stock in 2004 to conform to the rights granted to AB in the other agreements executed in August 2016.

•
Contract Brewing Agreement: The business purpose of this agreement is to allow CBA to utilize AB’s capacity and efficiency to increase the brewing capacity for CBA products. Fees paid to AB under this agreement are lower than expenditures necessary to increase our in-house brewing capacity by a comparable amount to meet expected future demand.

For additional discussion regarding the business purposes for each agreement and their interrelation, we respectfully draw your attention to Exhibit 99.2, Transcript for Investor Call on August 23, 2016, as furnished in the Company’s Form 8-K filed on August 24, 2016.

Given the nature of the agreements and the involvement of a single related-party counterparty, we determined that all agreements were executed in contemplation of each other (including the International Distribution Agreement). Therefore, we evaluated the agreements as one arrangement. In accordance with ASC 605-25-25 paragraphs 3 through 6, we identified and evaluated all elements in the arrangement (which included non-revenue and revenue elements) in order to determine whether they represented separate units of accounting.
As a result of this analysis, we identified that each of the deliverables related to the Contract Brewing Agreement and the International Distribution Agreement represented separate units of accounting. Deliverables related to the Master Distributor Agreement remained as separate units of accounting after modification of the arrangement. In identifying and evaluating whether deliverables represented separate units of accounting, we concluded that combination of deliverables across separate legal agreements was not necessary based on our evaluation of ASC 605-25-25 paragraphs 5 and 6.
Further, once each separate unit of accounting was identified, we performed an analysis in accordance with ASC 605-25-30-2 in order to allocate total arrangement consideration. We determined the relative selling price for each deliverable using available evidence and management’s best estimates. As a result of this analysis, the consideration identified in each contract relative to each identified deliverable is materially consistent with the relative selling or exchange price of each deliverable; therefore, reallocation of consideration between separate deliverables is not necessary.

SEC COMMENT:

2.
As it relates specifically to the International Distribution Agreement, we observe that there are a number of elements to the contract, including the Qualifying Offer. Please provide your accounting consideration for these different elements. In your evaluation of these different elements, explain how you concluded that the entire transaction price should be allocated to the revenue element.

CBA RESPONSE:

With respect to the International Distribution Agreement, our accounting analysis identified the international distribution rights (i.e. the right to access, distribute, or sublicense CBA intellectual property in international territories) as the only element that required accounting consideration at inception of the agreement, aside from those we considered to be inconsequential or perfunctory in accordance with SAB Topic 13. Separate elements and deliverables arise under the arrangement when purchase orders are issued by AB for CBA product pursuant to the terms of the agreement. Recognition of such sales (and related royalties) will occur when purchase orders are received and fulfilled. The price of products available for purchase under the agreement represents the standalone selling price for products sold to customers of AB’s size. Therefore, we do not believe a significant incremental discount or material purchase option was provided to AB that would require accounting consideration at the inception of the agreement. We did not identify the exclusivity associated with the international distribution rights as a separate deliverable. Rather, we considered the exclusivity to be an attribute relevant to our evaluation of the selling price for the distribution rights.

We did not identify a Qualifying Offer as an element of the arrangement in our accounting analysis because the arrangement does not provide enforceable rights or obligations to either counterparty with respect to such offer. AB has no obligation to submit a Qualifying Offer during the term of the agreement. Further, if a Qualifying Offer is submitted by AB to CBA, CBA has no obligation to accept such offer.

Because the international distribution rights were the only element identified that required accounting consideration at the inception of the agreement, and subsequent deliverables were determined to be priced at their standalone selling price, the entire transaction price was allocated to the international distribution rights.

SEC COMMENT:

3.
Please tell us about any negotiations or discussions regarding a possible business combination with Anheuser-Busch Worldwide around the time that the agreements discussed in our comments above were being negotiated.

CBA RESPONSE:

As our CEO Andrew Thomas explained during our investor call held on August 23, 2016, our industry has witnessed significant consolidation in recent years, and market forces continue to give rise to speculation regarding additional business combinations. As part of our negotiations with AB in 2016 regarding the possible expansion of our business relationship, we had frank discussions regarding the impact of these market forces and the potential benefits of a business combination. The discussions culminated in our mutual agreement that our continued independence was in the best interests of both parties, at least in the near term, but that additional collaboration in such areas as contract brewing and international distribution and imposition of certain guidelines for possible future negotiations regarding a business combination would be beneficial. The official transcript of the investor call, furnished as Exhibit 99.2 to the Company's Form 8-K filed on August 24, 2016, provides additional details regarding these issues, including the excerpt copied below (paragraph numbers added for convenient reference):

1.
The fourth pillar addresses the future. Despite speculations to the contrary, both ABI and CBA have agreed that today focused but collaborative independence is best for both parties. However, neither CBA nor ABI are blind to the forces that play in the market around us. And we believe that it is in the best interest of our respective stakeholders to contemplate that future today by at least putting in place some guardrails and a framework for options that could develop.

2.
As a result, CBA and ABI have agreed to the following principles, which are tangibly embodied in all agreements and culminating in the conditions surrounding the $20 million international incentive payment that I alluded to earlier. Firstly, the parties acknowledge that there is substantial, real, medium and long-term work to be done over the next three years involved in developing international markets, realizing brewing and supply chain synergies and working to bring our Kona Plus strategy to life within the AB wholesaler network. And as such, both ABI and CBA understand that both parties should have more proverbial skin in the game during that time and both parties should have some level of protection for their share and stakeholders in the event that their individual interest diverge.

3.
So for the period between now and 2019, for CBA's protection, ABI had committed to the fixed incremental international royalty payments discussed earlier and to supporting the transition of the 300,000 barrels into their brewery and supply chain infrastructure.

4.
Further, ABI has agreed that they will not terminate these agreements unless they were to make what is called a qualifying offer and CBA were to reject that offer. A qualifying offer is defined as an offer to acquire CBA for a minimum price of $22 per share during the first 12 months of the agreement, a minimum of $23.25 per share if the offer were made during the second 12 months of the agreement and a minimum of $24.50 per share if the offer were made during the third year of the agreement or after.

5.
For ABI's protection, again, for the period between now and 2019, were CBA to reject the qualifying offer as described above or CBA to undergo a change in control involving someone other than ABI prior to 2019. ABI would have the option to reconsider any of these new agreements. Further, ABI has the right to terminate the international distribution agreement if CBA would reject the qualifying offer from ABI. In which case, CBA would also forfeit the $20 million international incentive payment.

6.
For the period 2019 through the end of the agreements almost 10 years later, for CBA's protection, if ABI has not made a qualifying offer by 2019, then CBA would be entitled to a $20 million international incentive and ABI could not force the termination of any of these new agreements.

7.
Further, again, if ABI has not made a qualifying offer, CBA could continue to operate independently or could then undergo a change in control and in either event, ABI would still be required to respect the terms of all agreements, including payment of the $20 million international incentive, continuation of the master distribution agreement at $0.25 per case, continuation of the international distribution agreement and fulfillment of the contract brewing agreement.

8.
So anticipated quantifiable financial benefit number four is then a $20 million international incentive payment payable in 2019 or the less easy-to-quantify benefit of knowing that any offer made by ABI over the next three years must be at a minimum of $22 per share through August 2017 escalating to $24.50 per share after August 2018.

9.
For obvious reasons, it's imperative to clearly state that ABI has no obligation to acquire CBA. And CBA has no obligation to accept any offer made by ABI. Further, as a publicly traded company governed by an independent Board of Directors, CBA's board would always be mindful of fiduciary responsibility to all shareholders and responsibly exercising business judgment in their consideration of any offer, be that a qualifying offer from ABI or an offer from any other party.

10.
And for the record, it is also pertinent to note that ABI is not increasing their ownership stake in CBA and ABI is not gaining any additional influence in CBA's decision-making or with respect to CBA's independence and autonomy. ABI will continue to hold 31.6% of CBA stock based on today's shares outstanding, and [will] continue to have the right to two seats on our eight-member Board of Directors.

SEC COMMENT:

4.
Please explain the general termination rights under the terms of the International Distribution Agreement with Anheuser-Busch Worldwide. Also, tell us whether any portion of the $20 million payment will be earned by you if the agreement is terminated by either party under the general termination rights prior to the payment due date in 2019.

CBA RESPONSE:

As a convenience to the Staff and as noted in our response to your original comment letter dated October 2, 2017, we provide a summary of the terms of the relevant fees and payments under the International Distribution Agreement. The fees, and the dates upon which they are payable in full (with payment due within 30 days), are as follows:

Payment 1: $3,000,000 payable December 31, 2016
Payment 2: $5,000,000 payable December 31, 2017
Payment 3: $6,000,000 payable December 31, 2018
Payment 4: $20,000,000 payable August 23, 2019

The International Distribution Agreement includes general termination rights granted to either party that are triggered if 1) the counterparty fails to perform any of its material obligations under the International Distribution Agreement or the Contract Brewing Agreement or 2) if the counterparty commences, consents to or fails to dismiss a bankruptcy or similar proceeding. If the agreement is terminated under these general termination rights, any remaining payments will not be paid by AB or earned by CBA (all four payments are subject to these rights). If the International Distribution Agreement is terminated, CBA is legally entitled to portions of payments 1, 2, or 3 on a pro-rata basis based on the time that has passed during each applicable calendar year prior to contract termination. CBA is not entitled to any portion of Payment 4 until August 23, 2019. All fees are non-refundable once paid.

As an example, should the International Distribution Agreement terminate on April 30, 2018, CBA will receive $2 million as CBA has earned one-third of the $6 million payment or $2 million (Payment 3). The total collected payments under the International Distribution Agreement at termination would be $10 million, which consists of $2 million for 2018, $3 million for 2016 (Payment 1) and $5 million for 2017 (Payment 2). CBA would forfeit two‑thirds of the $6 million which equates to $4 million (Payment 3), as well as all of the $20 million (Payment 4).

SEC COMMENT:

5.
In your response to our comment, you indicate that a Qualifying Offer may be terminated by either party. Please tell us about each party’s termination rights, once such an offer has been made. Additionally, clarify whether an otherwise Qualifying Offer would still be considered one, if additional terms or conditions were added.

CBA RESPONSE:

We respectfully advise the Staff that AB was granted additional termination rights specifically related to the Qualifying Offer provisions. The Qualifying Offer provisions do not provide CBA with a termination right.

If AB submits a Qualifying Offer to acquire CBA prior to August 23, 2019, AB will be able to exercise time-limited rights under any of the following circumstances that occur following that Qualifying Offer (a “Qualifying Offer Lapse”):

•	If CBA affirmatively rejects the Qualifying Offer, then AB may terminate the International Distribution Agreement, among other rights;

•	If the Qualifying Offer results in a consummated transaction;

•
If the parties have not entered into a definitive transaction agreement by the 120th day following the date the Qualifying Offer was made, then AB may terminate the International Distribution Agreement, among other rights, unless AB failed to engage in good faith and reasonable efforts to negotiate a definitive agreement (and CBA did engage in such good faith and reasonable efforts); and

•
If the parties enter into a definitive transaction agreement, and such agreement is terminated in accordance with its terms rather than being completed, then AB may terminate the International Distribution Agreement, among other rights. Note that if such agreement is so terminated due to the failure to receive regulatory approvals, then AB would be required to make the $20 million payment. In all other circumstances, AB would not be required to make such payment (e.g., the transaction fails to receive the requisite approval of CBA’s shareholders).

•
If AB does not exercise its termination rights in connection with a Qualifying Offer Lapse other than a consummated transaction pursuant to a Qualifying Offer, then the agreements will remain in force, potentially with modified terms as provided in the Master Distributor Agreement.

Finally, in response to the second sentence of the Staff’s Comment No. 5, above, an offer from AB would not be considered a Qualifying Offer if it offered less than the required aggregate per share value or imposed other than customary terms and conditions and, conversely, an offer that qualifies on price may contain additional terms and conditions that are customary for transactions of the type proposed in the offer.

SEC COMMENT:

6.
Please explain the overall substance of the $20 million payment due in 2019 under the International Distribution Agreement. Also, explain why this payment is so much larger than the payments required in the earlier years of the agreement.

CBA RESPONSE:

The Staff is respectfully advised that the final $20 million payment is larger than the first three payments as it is intended to pay for AB’s international distribution rights for the remaining seven years of the International Distribution Agreement. At the time we entered into the International Distribution Agreement, the industry was experiencing significant consolidation and business combination activity. CBA and AB considered how to balance the possibility that the factors favoring our continued independent collaboration might change in the near term, with locking in a long-term arrangement, by incorporating the flexibility to allow for the potential negotiation of a business combination. The payment terms were structured to protect both parties’ interests. However, the total consideration for the international distribution rights ($34 million) was based on the continuation of the agreement for the full term, while the division of the consideration into four installments was intended to spread the payments over the period of greatest investment to grow and develop international sales volumes. AB and CBA have no agreement or expectation that AB will make a Qualifying Offer or the timing of such an offer were one to be made.

The $20 million payment becomes due on August 23, 2019. CBA and AB contemplated in the negotiations in 2016 that, if a Qualifying Offer (or a Change of Control Event as that term is used in the International Distribution Agreement) had not occurred by that date, the remaining consideration should become payable to support further development of international sales volumes over the remaining term of the International Distribution Agreement. AB is under no obligation to make the Qualifying Offer and, if it does, the parties will then have the opportunity to negotiate the final terms of a business combination. In fact, CBA has no obligation to accept a Qualifying Offer or enter into a definitive transaction agreement.

These points are consistent with, and many of them are referenced in, Mr. Thomas’ remarks made during the Investor Call of August 23, 2016, which are quoted above.

We appreciate the Staff’s consideration of the responses provided herein and look forward to hearing from the Staff should it have any additional comments based upon such response. Please contact either Ed Smith, Corporate Controller (by telephone at 503-972-7884 or by facsimile at 503-331-7264), or the undersigned (by telephone at 503-331-7258 or by facsimile at 503-331-7264).

Very truly yours,

CRAFT BREW ALLIANCE, INC.

By:     /s/Joseph K. Vanderstelt
    Joseph K. Vanderstelt
Chief Financial Officer and Treasurer

cc:	Mary Ann Frantz